Exhibit 99.1

COSTAMARE INC. REPORTS RESULTS FOR THE THIRD QUARTER AND THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2020

Monaco, October 27, 2020 – Costamare Inc. (“Costamare” or the “Company”) (NYSE: CMRE) today reported unaudited financial results for the third quarter (“Q3 2020”) and nine-months ended September 30, 2020.

•	Liquidity of $210.4 million as of end Q3 2020 (including our share of cash amounting to $23.0 million held in companies co-owned with York Capital Management Global Advisors LLC and an affiliated fund (collectively, together with the funds it manages or advises, “York”)). No meaningful debt maturities until 2024.
•	Net Income of $25.2 million or $0.14 per share in Q3 2020.
•	Adjusted Net Income available to common stockholders(1) of $26.7 million or $0.22 per share in Q3 2020.
•	Voyage Revenues of $107.9 million in Q3 2020.
•	Continued its fleet renewal. More specifically, the Company:
○ Acquired or agreed to acquire the below three containerships of an average age of 12 years:
• JPO Scorpius (2007-built, 2,572 TEU capacity)
• A 2006-built, 5,600 TEU container vessel – acquisition is expected to be concluded in 2021
• A 2011-built, 4,200 TEU container vessel – acquisition is expected to be concluded in 2020
○ Sold the below two containerships of an average age of 23 years:
• Zagora (1995-built, 1,162 TEU capacity)
• Singapore Express (2000-built, 4,890 TEU capacity) – sale was concluded in October 2020
•	Delivery on August 7, 2020 and September 25, 2020 of the 12,690 TEU containerships YM Truth (ex. Hull Nr YZJ2015-2058) and YM Totality (ex. Hull Nr YZJ2015-2059), respectively, the second and third of a series of five sister vessels ordered in May 2018. The vessels commenced their ten-year charters with Yang Ming.
•	Chartered in total 13 vessels over the quarter.
•	Concluded the installation of scrubbers on board the two 2013-built, 8,827 TEU sister containerships, MSC Athens and MSC Athos and drawing down of a total amount of $12 million for their financing.
•	Declared dividend of $0.10 per share on its common stock and dividends on all four classes of its preferred stock.

(1) Adjusted Net Income available to common stockholders and respective per share figures are non-GAAP measures and should not be used in isolation or as substitutes for Costamare’s financial results presented in accordance with U.S. generally accepted accounting principles (“GAAP”). For the definition and reconciliation of these measures to the most directly comparable financial measure calculated and presented in accordance with GAAP, please refer to Exhibit I.

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New Business Developments

A.	New charter agreements
	•	The Company has chartered in total 13 vessels over the quarter. More specifically, the Company agreed to:
	I.	Vessels above 5,500 TEU capacity (Post – Panamax)
		-	Extend the charter of the 2017-built, 11,010 TEU containership Cape Artemisio for two years (until Q1-Q3 2025) with Hapag Lloyd, at a daily rate of $36,650.
		-	Extend the charter of the 2016-built, 11,010 TEU containership Cape Akritas with ZIM for a period of 10.5 to 12 months at charterers’ option, starting from September 19, 2020, at a daily rate of $34,750.
		-	Extend the charter of the 2017-built, 11,010 TEU containership Cape Kortia with ZIM for a period of 10.5 to 12 months at charterers’ option, starting from October 8, 2020, at a daily rate of $34,750.
		-	Extend the charters of the 2006-built, 9,469 TEU containerships Cosco Guangzhou and Cosco Ningbo with COSCO for a period of approximately 17 to 19.5 months at charterers’ option, starting from November 15, 2020, at a daily rate of $30,900.
		-	Extend the charter of the 2000-built, 6,648 TEU containership York with Maersk for a period of approximately 20.5 to 23 months at charterers’ option, starting from December 1, 2020, at a daily rate of $21,250.
		-	Charter the 2003-built, 5,928 TEU containership Venetiko for a period of approximately 10 to 11.5 months at charterers’ option, starting from August 31, 2020, at an undisclosed daily rate.
		-	Charter the 2001-built, 5,576 TEU containership Ensenada for a period of 7 to 9 months at charterers’ option, starting from November 12, 2020, at a daily rate of $21,500.
	II.	Vessels below 5,500 TEU capacity
		-	Extend the charters of the 2002-built, 4,992 TEU containerships ZIM Shanghai and ZIM New York with ZIM for an additional one-year period expiring on October 1, 2021, at a daily rate of $14,438 per vessel starting from October 2, 2020.
		-	Charter the 1996-built, 1,504 TEU containership Prosper with Sealand Maersk Asia for a period of 1 to 3 months at charterers’ option, starting from August 27, 2020, at a daily rate of $6,000. Subsequently, agreed to extend the charter for a period of 3.5 to 6 months at charterers’ option, starting from November 28, 2020, at a daily rate of $8,500.
		-	Charter the 1997-built, 2,458 TEU containership Messini for a period of 4 to 6 months at charterers’ option, starting from October 11, 2020, at a daily rate of $9,850.
		-	Charter the 2008-built, 1,300 TEU containership Trader for a period of approximately 4 to 6 months at charterers’ option, starting from September 1, 2020, at an undisclosed daily rate.
B.	Fleet Renewal
			a.	Vessel Acquisitions
			i.	In September 2020, we acquired the 2007-built, 2,572 TEU container vessel JPO Scorpius.
			ii.	In October 2020, we signed two Memorandum of Agreements for the acquisition of one 2011-built, 4,200 TEU container vessel and one 2006-built, 5,600 TEU container vessel. The first vessel is expected to be delivered in 2020 and the second one in 2021.
			b.	Vessel Disposals
			i.	In September 2020, we sold the 1995-built, 1,162 TEU capacity containership Zagora.
			ii.	In October 2020, we sold the 2000-built, 4,890 TEU capacity containership Singapore Express.

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C.	Newbuild vessel deliveries
	•	On August 7, 2020 and September 25, 2020, we accepted delivery of the 12,690 TEU containerships YM Truth and YM Totality, respectively, the second and third of a series of five vessels ordered in May 2018. The vessels commenced their respective ten-year charters with Yang Ming. Both vessels, as well as the remaining two sister vessels currently under construction have secured pre and post delivery financing.
D.	Dividend announcements
	•	On October 2, 2020, we declared a dividend for the quarter ended September 30, 2020, of $0.10 per share on our common stock, payable on November 5, 2020, to stockholders of record of common stock as of October 20, 2020.
	•	On October 2, 2020, we declared a dividend of $0.476563 per share on our Series B Preferred Stock, a dividend of $0.531250 per share on our Series C Preferred Stock, a dividend of $0.546875 per share on our Series D Preferred Stock and a dividend of $0.554688 per share on our Series E Preferred Stock, which were all paid on October 15, 2020 to holders of record as of October 14, 2020.

Mr. Gregory Zikos, Chief Financial Officer of Costamare Inc., commented:

“During the third quarter the Company continued its profitability.

As part of our fleet renewal program, we sold for demolition two vessels with an average age of 23 years and we agreed to acquire three larger secondhand ships on average 11 years younger. The new acquisitions will be initially funded with equity.

Meanwhile, our newbuilding program is progressing on schedule, and we have now accepted delivery of three out of the five 13,000 TEU vessels, which have commenced their 10-year charters.

On the market, the inactive containership fleet continues to shrink to levels below 2%, on the back of healthy demand for container shipping. Charter rates have been rising and we have chartered in total 13 ships during the quarter. We have 14 ships coming off charter over the next six months which positions us favorably, should market momentum continue.

With liquidity of above $200 million, no meaningful debt maturities over the next three years and minimal capex commitments we are well positioned for acquisition opportunities increasing shareholder value and returns.”

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Financial Summary

(Expressed in thousands of U.S. dollars,	Nine-month period ended September 30,		Three-month period ended September 30,
except share and per share data):	2019	2020	2019	2020

Voyage revenue	$353,641	$341,176	$123,631	$107,903
Accrued charter revenue (1)	$(115)	$15,942	$(306)	$8,221
Amortization of Time-charter assumed	$143	$144	$48	$49
Voyage revenue adjusted on a cash basis (2)	$353,669	$357,262	$123,373	$116,173

Adjusted Net Income available to common stockholders (3)	$66,700	$91,005	$30,948	$26,740
Weighted Average number of shares	114,744,125	120,319,521	117,111,191	121,094,924
Adjusted Earnings per share (3)	$0.58	$0.76	$0.26	$0.22

Net Income / (Loss)	$63,112	$(18,198)	$35,976	$25,249
Net Income / (Loss) available to common stockholders	$39,660	$(40,894)	$28,072	$17,395
Weighted Average number of shares	114,744,125	120,319,521	117,111,191	121,094,924
Earnings / (Losses) per share	$0.35	$(0.34)	$0.24	$0.14

(1) Accrued charter revenue represents the difference between cash received during the period and revenue recognized on a straight-line basis. In the early years of a charter with escalating charter rates, voyage revenue will exceed cash received during the period and during the last years of such charter cash received will exceed revenue recognized on a straight-line basis.

(2) Voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for non-cash “Accrued charter revenue” recorded under charters with escalating charter rates. However, Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles (“GAAP”). We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then current daily charter rates. The increases or decreases in daily charter rates under our charter party agreements are described in the notes to the “Fleet List” in Exhibit 99.2.

(3) Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are non-GAAP measures. Refer to the reconciliation of Net Income to Adjusted Net Income.

Non-GAAP Measures

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. The tables below set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the three and the nine-month periods ended September 30, 2020 and 2019. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, voyage revenue or net income as determined in accordance with GAAP. Non-GAAP financial measures include (i) Voyage revenue adjusted on a cash basis (reconciled above), (ii) Adjusted Net Income available to common stockholders and (iii) Adjusted Earnings per Share.

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Exhibit I

Reconciliation of Net Income to Adjusted Net Income available to common stockholders and Adjusted Earnings per Share

(Expressed in thousands of U.S. dollars,	Nine-month period ended September 30,		Three-month period ended September 30,
except share and per share data)	2019	2020	2019	2020

Net Income / (Loss)	$63,112	$(18,198)	$35,976	$25,249
Earnings allocated to Preferred Stock	(23,452)	(23,315)	(7,904)	(7,854)
Gain on retirement of Preferred Stock	–	619	–	–
Net Income / (Loss) available to common stockholders	39,660	(40,894)	28,072	17,395
Accrued charter revenue	(115)	15,942	(306)	8,221
General and administrative expenses - non-cash component	2,453	2,416	908	908
Amortization of Time charter assumed	143	144	48	49
Realized (Gain) / loss on Euro/USD forward contracts (1)	367	(488)	159	(410)
Vessels’ impairment loss	3,042	31,577	–	–
Loss on sale / disposals of vessels	18,420	65,260	–	432
Non-recurring, non-cash write-off of loan deferred financing costs	1,127	478	1,127	–
Swaps’ breakage costs	16	6	16	6
Loss on sale / disposal of vessel by a jointly owned company with York included in equity gain on investments	38	–	–	–
Loss on vessels held for sale	480	14,359	480	–
Loss on derivative instruments, excluding interest accrued and realized on non-hedging derivative instruments (1)	1,069	2,205	444	139
Adjusted Net Income available to common stockholders	$66,700	$91,005	$30,948	$26,740
Adjusted Earnings per Share	$0.58	$0.76	$0.26	$0.22
Weighted average number of shares	114,744,125	120,319,521	117,111,191	121,094,924

Adjusted Net Income available to common stockholders and Adjusted Earnings per Share represent Net Income / (loss) after earnings allocated to preferred stock and gain on retirement of preferred stock, but before non-cash “Accrued charter revenue” recorded under charters with escalating charter rates, realized (gain)/loss on Euro/USD forward contracts, vessels’ impairment loss, loss on sale / disposal of vessels, loss on vessels held for sale, loss on sale / disposal of vessel by a jointly owned company with York included in equity gain on investments, non-recurring, non-cash write-off of loan deferred financing costs, general and administrative expenses - non-cash component, swaps’ breakage costs, amortization of Time charter assumed and non-cash changes in fair value of derivatives. “Accrued charter revenue” is attributed to the timing difference between the revenue recognition and the cash collection. However, Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are not recognized measurements under U.S. GAAP. We believe that the presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share generally eliminates the effects of the accounting effects of capital expenditures and acquisitions, certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net Income available to common stockholders and Adjusted Earnings per Share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

(1) Items to consider for comparability include gains and charges. Gains positively impacting Net Income available to common stockholders are reflected as deductions to Adjusted Net Income available to common stockholders. Charges negatively impacting Net Income available to common stockholders are reflected as increases to Adjusted Net Income available to common stockholders.

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